THE FLOWR CORPORATION

and

THE NEEDLE CAPITAL CORP.

and

2652253 ONTARIO INC.

BUSINESS COMBINATION AGREEMENT

August 27, 2018

Section 10.1	Notices	43
Section 10.2	Assignment	44
Section 10.3	Complete Agreement	44
Section 10.4	Further Assurances	44
Section 10.5	Severability	44
Section 10.6	Counterpart Execution	44
Section 10.7	Investigation by Parties	44
Section 10.8	Public Announcement; Disclosure and Confidentiality	45

SCHEDULE "A"		1

SCHEDULE "B"		2

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of August 27, 2018, between THE FLOWR CORPORATION ("Flowr"), a corporation incorporated under the laws of the Province of Ontario, THE NEEDLE CAPITAL CORP. ("Needle"), a corporation incorporated under the laws of the Province of Alberta and 2652253 ONTARIO INC. ("Subco"), a corporation incorporated under the laws of the Province of Ontario (each a "Party" and collectively, the "Parties").

WHEREAS Needle is a "Capital Pool Company" as defined by Policy 2.4 of the TSX Venture Exchange ("TSXV"), and wishes to complete a "Qualifying Transaction" with Flowr within the meaning thereof;

AND WHEREAS pursuant to a letter of intent between Flowr and Needle dated February 12, 2018, Flowr and Needle propose to complete the Business Combination (as defined below) as the Qualifying Transaction of Needle, and upon completion of the Business Combination, Needle will become the Resulting Issuer (as defined below);

AND WHEREAS as part of the Business Combination, Flowr and Subco will complete a statutory amalgamation under the provisions of the OBCA (as defined below) to create Amalco (as defined below), and upon completion of the Business Combination, Amalco shall be a wholly-owned subsidiary of Needle;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"ABCA" means the Business Corporations Act (Alberta), as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto;

"ACMPR" means the Access to Cannabis for Medical Purposes Regulations (Canada) pursuant to the CDSA;

"Affiliate" has the meaning ascribed thereto in the OBCA;

"Agency Agreement" means an agency agreement to be entered into between the Agents and Flowr with respect to the Brokered Financing;

"Agents" means Clarus Securities Inc., Eight Capital, Sprott Capital Partners, Echelon Wealth Partners Inc. and Industrial Alliance Securities Inc.;

"Agents’ Expenses" means the reasonable and documented out-of-pocket expenses incurred by the Agent in connection with the Brokered Financing, including, but not limited to, the reasonable fees and disbursements of Agents’ legal counsel;

"Agents’ Cash Commission" means the cash fee payable to the Agents (a) equal to 6.0% of the gross proceeds raised from the sale of Flowr Subscription Receipts pursuant to the Brokered Financing, and such Agents' Cash Commission being reduced to 3.0% in respect of sales of Flowr Subscription Receipts to the subscribers on the President's List pursuant to the Brokered Financing, and (b) equal to 1% of the gross proceeds raised from the Lead Investor in the Brokered Financing, provided that the Lead Investor is a current shareholder of Flowr or an affiliate thereof;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this business combination agreement, including the schedules attached hereto, as the same may be amended or supplemented from time to time;

"Amalco" means the amalgamated corporation resulting and continuing from the Amalgamation;

"Amalco Shares" means the common shares in the share capital of Amalco, all of which will be owned beneficially and of record by the Resulting Issuer;

"Amalgamation" means the amalgamation of Flowr and Subco pursuant to Section 174 of the OBCA and on the terms and conditions set forth in the Amalgamation Agreement;

"Amalgamation Agreement" means the agreement among Flowr, Needle and Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule "A" to this Agreement;

"Applicable Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder and the polices and rules of the TSXV, as the foregoing may be amended or re-enacted from time to time prior;

"Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation required under the OBCA to be filed with the Director;

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the Person, including any municipal or other approvals required to be granted before a Governmental Authority provides an authorization;

"Books and Records" means all books of account, tax records, sales and purchase records, customer and supplier lists, computer software, formulae, business reports, plans and projections and all other documents, files, correspondence and other information of Flowr, the Flowr Subsidiaries or Needle, as the case may be, (whether in written, printed, electronic or computer printout form);

"Business Combination" means the series of transactions, as detailed in this Agreement, through which the businesses of Flowr and Needle will be combined, including the Consolidation, the Continuance, the Financing, the Amalgamation, the Needle Director Appointments and the Needle Name Change;

"Brokered Financing" means the brokered private placement by Flowr of 980,000 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of up to $2,548,000 pursuant to the terms of the Agency Agreement;

"Business Day" means any day, excluding Saturday or Sunday, on which banking institutions are open for business in Toronto, Ontario or Calgary, Alberta;

"CDSA" means the Controlled Drugs and Substances Act (Canada);

"Certificate of Amalgamation" means the certificate in respect of the Amalgamation issued by the Director;

"Certificate of Amendment" means, as applicable, the certificate in respect of the Consolidation and the certificate in respect of the Needle Name Change issued by the Director;

"Co-Lead Agents" means Clarus Securities Inc. and Eight Capital.

"Completion Deadline" means September 10, 2018, or such later date as may be mutually agreed between the Parties in writing;

"Consolidation" means a consolidation of the issued and outstanding Needle Shares on the basis of the Consolidation Ratio;

"Consolidation Ratio" means the ratio for the Consolidation, being one (1) post-Consolidation Needle Share for every seventeen (17) pre-Consolidation Needle Shares;

"Continuance" means the continuance of Needle from the ABCA to become a corporation governed by the OBCA;

"Debt Instrument" has the meaning ascribed thereto in Section 4.1(31) hereof;

"Depositary" means such Person as Needle may appoint to act as depositary in relation to the Business Combination, with the approval of Flowr, acting reasonably;

"Director" means the Director appointed under Section 278 of the OBCA;

"Dissenting Flowr Shares" means the Flowr Shares held by Dissenting Shareholders;

"Dissenting Shareholder" means a registered holder of Flowr Shares who, in connection with the special resolution of the Flowr Shareholders approving the Amalgamation and the Amalgamation Agreement, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Flowr Shares and who has not withdrawn the notice of the exercise of such right as permitted by 185 of the OBCA;

"Documents" means, collectively, this Agreement and the Amalgamation Agreement;

"Effective Date" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, which date shall be in accordance with Section 2.1(f) hereof;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Environmental Laws" has the meaning ascribed thereto in Section 4.1(25) hereof;

"Escrow Agent" means Computershare Trust Company of Canada.

"Exchange Ratio" has the meaning given to such term in Section 2.1(g)(ii) hereof;

"fair value" where used in relation to a Flowr Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between Flowr and the Dissenting Shareholder;

"Filing Statement" means a TSXV filing statement of Needle to be prepared jointly by Nee dle and Flowr in respect of the Business Combination in accordance with Policy 2.4 of the TSXV;

"Final Exchange Bulletin" means the TSXV bulletin which is issued following completion of the Qualifying Transaction and the submission of all required documentation and that evidences the final TSXV acceptance of the Business Combination as the Qualifying Transaction of Needle;

"Financing" means, together, the Brokered Financing and the Non-Brokered Financing by Flowr of up to 13,807,734 Flowr Subscription Receipts for aggregate gross proceeds of up to $35,900,108.40;

"Flowco US Partners" means, together, Core Flow Canada Holdings Inc. and APMJ Canada Holdings Inc.;

"Flowr Broker Warrants" means the broker warrants issued to the Agents on closing of the Brokered Financing exercisable to acquire the number of Flowr Common Shares that is equal to 3% of the total number of Flowr Subscription Receipts sold in the Brokered Financing (reduced to 1.5% in respect of sales to the subscribers on the President’s List in the event that the gross proceeds of the Brokered Financing, less the portion of the Brokered Financing that forms the President’s List or is  from the Lead Investor, is less than $10 million). Each Flowr Broker Warrant will entitle the holder thereof to purchase one Flowr Common Share at an exercise price of $2.60 for a period of twenty-four (24) months following the closing of the Financing.

"Flowr Class A Shares" means the class A preferred shares in the capital of Flowr;

"Flowr Class B Shares" means the class B preferred shares in the capital of Flowr;

"Flowr Common Shares" means the common shares in the capital of Flowr;

"Flowr Convertible Securities" means the Flowr Options, the Flowr Plan Options, the Flowr Broker Warrants and the Flowr ULC Class A Shares;

"Flowr Financial Statements" has the meaning ascribed thereto in Section 4.1(14) hereof;

"Flowr Meeting" means a special meeting of the shareholders of Flowr to be held in order to seek shareholder approval for the Amalgamation and the Amalgamation Agreement;

"Flowr Options" means the stock options to purchase Flowr Common Shares granted to Flowr's directors, officers, employees, contractors and other eligible persons, of which, as of the date of this Agreement, there are 4,325,000 Flowr Options issued and outstanding, each of which is exercisable to acquire one (1) Flowr Common Share originally at an exercise price of $0.000001 per share but which exercise price will be adjusted to $0.05 per share as mandated by the TSXV, with expiry dates between December 18, 2018 and October 30, 2022, as set out in Schedule "B" to this Agreement;

"Flowr Plan Options" means the 7,695,530 options to purchase Flowr Common Shares granted pursuant to the Flowr Stock Option Plan. Each Flowr Plan Option is exercisable to acquire one (1) Flowr Common Share at an exercise price of $2.60 per share, with expiry dates between June 1, 2023 and August 14, 2023, as set out in Schedule "B" to this Agreement;

"Flowr Share Exchange Agreement" means the share exchange agreement among Flowr, Flowr ULC, and the Flowco US Partners dated December 21, 2018, which sets out the rights of the Flowco US Partners (i) to exchange their Flowr ULC Class A Shares for Flowr Class B Shares; and (ii) to exchange their Flowr ULC Class A Shares for common shares in the capital of Flowr ULC, and subsequently to exchange those shares for Flowr Common Shares;

"Flowr Shareholder" means a registered holder of Flowr Shares, from time to time, and "Flowr Shareholders" means all such holders;

"Flowr Shareholders Agreement" means the shareholders agreement dated December 13, 2017, among Flowr, Flowr ULC and the Flowr Shareholders;

"Flowr Subsidiaries" means, collectively, Flowr ULC and The Flowr Group (Okanagan) Inc.;

"Flowr Shares" means the shares in the capital of Flowr including the Flowr Common Shares, the Flowr Class A Shares and the Flowr Class B Shares, and for greater certainty, for purposes of the Amalgamation, the Flowr Shares shall include Flowr Shares issuable upon the conversion or exercise of the Flowr Convertible Securities immediately prior to the completion of the Business Combination;

"Flowr Stock Option Plan" means the stock option plan adopted by Flowr on March 23, 2018, pursuant to which Flowr may grant up to 12,155,000 stock options of Flowr to certain of its employees, directors, officers and consultants;

"Flowr Subscription Receipt Agreement" means the subscription receipt agreement to be entered into between Flowr, the Agents and the Subscription Receipt Agent, providing for the creation of, and governing the terms of, the Flowr Subscription Receipts;

"Flowr Subscription Receipts" means the subscription receipts of Flowr to be issued pursuant to the Financing, each such Flowr Subscription Receipt entitling the holder thereof to acquire one Flowr Common Share for no additional consideration and without further action or formality on the part of the holder thereof in accordance with the terms thereof, all in accordance with the terms of the Flowr Subscription Receipt Agreement;

"Flowr ULC" means The Flowr Canada Holdings ULC, a subsidiary of Flowr;

"Flowr ULC Class A Shares" means the class A preferred shares in the capital of the Flowr ULC, of which there are currently 44,100,000 issued and outstanding, that are exchangeable for (i) Flowr Class B Shares or (ii) common shares in the capital of Flowr ULC, and subsequently, for Flowr Common Shares (or following completion of the Business Combination, Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement) at any time at the option of the holder;

"Flowr US Shareholders" means, together, Core Flow Canada Holdings Inc. and APMJ Canada Holdings Inc.;

"Governing Documents" means, in respect of each Party, its certificate and articles of incorporation, as amended, and its by-laws, as amended;

"Governmental Authority" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the TSXV and Health Canada;

"Health Canada Licence" means Licence No. 10-MM0263/2017, as amended by Licence No. 10-MM0263/2018, issued by Health Canada to The Flowr Group (Okanagan) Inc., for the sale, production, possession, shipping, transportation, delivery and destruction of fresh cannabis, dried cannabis, cannabis oil and cannabis resin, all as set out therein, delivered pursuant to the ACMPR and the CDSA, as the same may be renewed and replaced by Health Canada from time to time;

"IFRS" means the International Financial Reporting Standards set by the International Accounting Standard Board which are applicable on the date on which any calculation is to be effective or the date of any financial statements referred to herein, as the case may be;

"in writing" means written information including documents, files, software, records and books made available, delivered or produced to one Party by or on behalf of the other Party;

"Knowledge of Needle" and similar phrases means the actual knowledge of Daniel Lanskey, President, Chief Financial Officer, Chief Executive Officer and Corporate Secretary of Needle, after making diligent inquiry of the appropriate officers or senior employees of Needle and its subsidiaries as necessary to inform himself as to the relevant matters;

"Knowledge of Flowr" and similar phrases means the actual knowledge of Thomas Flow, President and Chief Executive Officer of Flowr, and Alexander Dann, Chief Financial Officer of Flowr, after making diligent inquiry of the appropriate officers or senior employees of Flowr and the Flowr Subsidiaries as necessary to inform themselves as to the relevant matters;

"Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Authority, statutory body or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

"Lead Investor" means the subscriber providing the lead order in the Brokered Financing;

"Letter of Transmittal" means a letter of transmittal to be sent to holders of Flowr Shares for use in connection with the Business Combination and in order to receive the Resulting Issuer Shares to which they are entitled after giving effect to the Amalgamation;

"Material Adverse Change" means any change in the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries (if any), considered either individually or as a whole, with all other facts, changes, circumstances, effects, events or occurrences is, or would reasonably be expected to: (i) be, material and adverse to the business, operations, resul ts of operations, assets, capital, liabilities (contingent or otherwise), prospects, privileges or financial condition of that Party or a Subsidiary (if any); or (ii) prevent a Party from performing its obligations under this Agreement in any material respect, other than any change or event: (a) resulting from conditions affecting the cannabis industry as a whole; or (b) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere, provided, however that such matter referred to in clause (a) or (b) above does not have a materially disproportionate effect to the Party or a Subsidiary (if any) compared to other companies of similar size operating in the same industry as that Party;

"Material Adverse Effect" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries (if any), considered either individually or as a whole, with all other facts, changes, circumstances, effects, events or occurrences is, or would reasonably be expected to: (i) be, material and adverse to the business, operations, results of operations, assets, capital, lia bilities (contingent or otherwise), prospects, privileges or financial condition of that Party or a Subsidiary (if any); or (ii) prevent a Party from performing its obligations under this Agreement in any material respect, other than any effect or event: (a) resulting from conditions affecting the cannabis industry as a whole, including any changes in applicable Laws; (b) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere; or (c) resulting from the announcement or consummation of any step of the Business Combination, or any related matters contemplated hereby, provided, however that such matter referred to in clause (a) or (b) above does not have a materially disproportionate effect to the Party or a Subsidiary (if any) compared to other companies of similar size operating in the same industry as that Party;

"material fact" has the meaning ascribed thereto in the Securities Act (Ontario) as the same has been and may hereafter from time to time be modified;

"misrepresentation" has the meaning ascribed thereto under Applicable Securities Laws;

"Needle Director Appointments" means, subject to the completion of the Business Combination and its acceptance by the TSXV as the Qualifying Transaction of Needle, the reconstitution of the board of directors of Needle to consist of five (5) directors, being David Towill, Lyle Oberg, Thomas Flow, David Miller and Steve Klein, which nominees were conditionally elected at the Needle Meeting, subject to acceptance by the relevant regulatory authorities;

"Needle Financial Statements" has the meaning ascribed thereto in subsection Section 4.2(16)hereof;

"Needle Meeting" means the annual and special meeting of the shareholders of Needle held on April 13, 2018, at which shareholder approval for the Consolidation, the Continuance, Needle Director Appointments and Needle Name Change was obtained;

"Needle Name Change" means the filing of articles of amendment to change the name of Needle to

“The Flowr Corporation” or such other name as Flowr may direct in writing and shall be approved by the board of directors of Needle and acceptable to applicable regulatory authorities;

"Needle Options" means, prior to giving effect to the Consolidation, the 720,000 stock options to purchase Needle Shares granted to Needle's directors and officers under the Needle Stock Option Plan, each of which is exercisable to acquire one (1) Needle Share at an exercise price of $0.10 per share for a period of five years expiring on September 18, 2022;

"Needle Share Exchange Agreement" means the share exchange agreement to be entered into among Flowr, Flowr ULC, Needle and the Flowco US Partners, which sets out the rights of the Flowco US Partners to exchange their Flowr ULC Class A Shares for Resulting Issuer Shares following completion of the Business Combination;

"Needle Shareholder" means a registered holder of Needle Shares, from time to time, and "Needle Shareholders" means all of such holders;

"Needle Shares" means the common shares in the capital of Needle;

"Needle Stock Option Plan" means the incentive stock option plan of Needle, as approved and adopted by the Needle Shareholders on April 13, 2018, which is expected to be maintained by the Resulting Issuer following completion of the Transaction.;

"Needle Agent’s Warrants" means, prior to giving effect to the Consolidation, the 300,000 agent’s warrants outstanding to purchase 300,000 Needle Shares, each of which is exercisable to acquire one (1) Needle Share at an exercise price of $0.10 per share for a period of two years expiring on September 18, 2019;

"Non-Brokered Financing" means the non-brokered private placement by Flowr of up to 12,827,734 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of up to $33,352,108.40;

"OBCA" means the Business Corporations Act (Ontario), as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto;

"Ordinary Course" means, with respect to an action taken by Flowr or a Flowr Subsidiary, as applicable, that such action is consistent with the past practice of Flowr or the Flowr Subsidiaries business and is taken in the ordinary course of the normal day-to-day operation of the business and operations of Flowr or the Flowr Subsidiaries, as applicable;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

"Personnel Obligations" means any obligations or liabilities of a Party or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of such Party or any of its Subsidiaries to directors, officers, employees and consultants: (a) for payments on or in connection with any change in control of such Party pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and (b) for any special incentive bonus payments and commitments;

"President's List" means the list prepared by Flowr, and provided to the Agents, of existing shareholders, insiders and Affiliates of Flowr participating in the Brokered Financing;

"Regulatory Approval" means any approval, consent, waiver, permit, order or exemption from any Governmental Authority having jurisdiction or authority over any Party or the Subsidiary of any Party which is required or advisable to be obtained in order to permit the Business Combination to be effected as the Qualifying Transaction of Needle and "Regulatory Approvals" means all such approvals, consents, waivers, permits, orders or exemptions;

"Release Conditions" means the occurrence of all of the following events:

(i)	all conditions precedent to closing the Qualifying Transaction (other than the filing of Articles of Amalgamation) shall have been completed or satisfied;

(ii)

the receipt of all required shareholder, regulatory and court approvals of the Qualifying Transaction including, but not limited to, conditional approval of the TSXV for the listing of the Resulting Issuer Shares; and

(iii)	Flowr and the Co-Lead Agents having delivered a joint direction to the Subscription Receipt Agent confirming that the conditions set forth above have been met or waived;

"Reporting Jurisdictions" has the meaning ascribed thereto in Section 4.2(7) hereof;

"Resulting Issuer" means Needle upon issuance of the Final Exchange Bulletin;

“Resulting Issuer Agent’s Warrants” means the warrants of the Resulting Issuer which will be issued to holders of Needle Agent’s Warrants on completion of the Business Combination;

"Resulting Issuer Broker Warrants" means the options to purchase Resulting Issuer Shares to be issued to the holders of Flowr Broker Warrants in replacement for their Flowr Broker Warrants in accordance with the Exchange Ratio, each of which will be exercisable to acquire one (1) Resulting Issuer Share at an exercise price of $2.60 per share and having an expiry date of twenty-four (24) months following the closing of the Financing, as set out in Schedule "B" to this Agreement;

"Resulting Issuer Convertible Securities" means the Resulting Issuer Agent’s Warrants, Resulting Issuer Options, the Resulting Issuer Plan Options, the Resulting Issuer Broker Warrants and the Flowr ULC Class A Shares;

"Resulting Issuer Options" means the 4,575,000 stock options to purchase Resulting Issuer Shares to be issued to the holders of the Flowr Options in replacement for their Flowr Options in accordance with the Exchange Ratio, each of which will be exercisable to acquire one (1) Resulting Issuer Share at an exercise price of $0.000001 per share and having expiry dates between December 18, 2018 and October 30, 2022, as set out in Schedule "B" to this Agreement;

"Resulting Issuer Plan Options" means (a) the 7,695,530 stock options to purchase Resulting Issuer Shares to be issued to the holders of Flowr Plan Options in replacement for their Flowr Plan Options in accordance with the Exchange Ratio, each of which will be exercisable to acquire one (1) Resulting Issuer Share at an exercise price of $2.60 per share and having expiry dates between June 1, 2023 and August 14, 2023, as set out in Schedule "B" to this Agreement and (b) the 42,353 Needle Options following the completion of the Business Combination, each of which will be exercisable to acquire one (1) Resulting Issuer Share at an exercise price of $1.70 per share and having an expiry date of September 18, 2022;

"Resulting Issuer Share" means the common shares of the Resulting Issuer;

"Securities Authorities" means the applicable securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions, and the TSXV ;

"SEDAR" means www.sedar.com, which is the official website that provides access to public securities documents and information filed by public companies and investment funds as maintained by the Canadian Securities Administrators (CSA) in the SEDAR filing system;

"Subco Shares" means the common shares in the capital of Subco;

"Subscription Receipt Agent" means Computershare Investor Services Inc., in its capacity as subscription receipt agent appointed pursuant to the terms of the Flowr Subscription Receipt Agreement;

"Subscription Receipt Conversion Time" means 12:01 a.m. (Toronto time) on the day upon which the Release Conditions are satisfied in advance of the Termination Deadline;

"Subsidiary" has the meaning ascribed thereto in the OBCA;

"Tax Returns" means all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Governmental Authority in connection with, any Taxes (including any attached schedules, estimated tax returns, withholding tax returns, and information returns and reports);

"Taxes" means all taxes (including income taxes, capital tax, payroll taxes, employer health taxes, workers' compensation payments, property taxes, sales, use, goods and services taxes, value-added taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto;

"Termination Deadline" means 5:00 p.m. (Toronto time) on the date that is three months from the closing date of the Financing;

"TSXV Escrow Agreement" means the escrow agreement to be entered into among the Resulting Issuer's registrar and transfer agent, the Resulting Issuer and certain securityholders of the Resulting Issuer in compliance with the requirements of the TSXV, with the securities subjec t to such agreement to be released as determined by the TSXV; and

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Section 1.2	Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

Section 1.3	Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

Section 1.4	Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

Section 1.5	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Section 1.6	Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

Section 1.7	Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 2
THE BUSINESS COMBINATION

Section 2.1	Business Combination Steps

Flowr and Needle agree to effect the combination of their respective businesses and assets by way of a series of steps or transactions including the Consolidation, the Financing, the Continua tion, the Amalgamation, the Needle Director Appointments and the Needle Name Change. Each Party hereby agrees that, unless such steps have already been completed, as soon as reasonably practicable after the date hereof or at such other time as is specifically indicated below in this Section 2.1, and subject to the terms and conditions of this Agreement, it shall take the following steps indicated for it:

(a)

Flowr shall duly call and convene the Flowr Meeting at which the Flowr Shareholders will be asked to approve the Amalgamation described in the Documents, and Flowr shall use all commercially reasonable efforts to obtain the approval of the Flowr Shareholders for the foregoing matters;

(b)	Flowr shall use commercially reasonable efforts to complete the Financing as follows:

(i)

Upon the closing of the Financing, the gross proceeds raised from the sale of the Flowr Subscription Receipts, less 50% of the Agents' Cash Commission and any Agents’ Expenses payable by Flowr pursuant to the Agency Agreement, shall be deposited with the Subscription Receipt Agent pursuant to the terms of the Flowr Subscription Receipt Agreement, and such funds and all interest earned thereon will only be released in accordance with the terms thereof in the event that the Release Conditions are satisfied on or prior to the Termination Deadline, all in accordance with the terms of the Flowr Subscription Receipt Agreement.

(ii)

Upon satisfaction of the Release Conditions prior to the Termination Deadline, at the Subscription Receipt Conversion Time, holders of Flowr Subscription Receipts shall automatically receive, without any further action or formality, for no additional consideration; one Flowr Common Share for each one Flowr Subscription Receipt held and the Flowr Subscription Receipts shall be automatically cancelled.

(iii)

If either (A) the Release Conditions have not been satisfied on or before the Termination Deadline or (B) Flowr, prior to the Termination Deadline, has provided notice to the Subscription Receipt Agent that the Amalgamation shall not occur, on the date of either such event, the Subscription Receipt Agent will return to holders of Flowr Subscription Receipts an amount equal to the aggregate proceeds raised from the same of such Flowr Subscription Receipts and the pro rata portion of any interest thereon, all in accordance with the terms and conditions of the Flowr Subscription Receipt Agreement.

(c)	Needle shall cause Subco to be incorporated as wholly-owned subsidiary of Needle on terms acceptable to Flowr;

(d)

Following the receipt of shareholder approvals at the Flowr Meeting and the Needle Meeting and the completion of the Financing, and immediately prior to the filing of the Articles of Amalgamation, Needle shall file articles of amendment to effect the Consolidation, following which Needle will have 423,529 Needle Shares issued and outstanding, the Needle Options will then be exercisable to acquire 42,353 Needle Shares at a price of $1.70 per share and the Needle Agent’s Warrants will then be exercisable to acquire 17,647 Needle Shares at a price of $1.70 per share. No fractional post- Consolidation Needle Shares will be delivered to any Needle Shareholder otherwise entitled thereto and instead the number of post-Consolidation Needle Shares to be issued to each former Needle Shareholder will be rounded down to the nearest whole number;

(e)

Flowr and Subco shall amalgamate by way of statutory amalgamation under Section 174 of the OBCA on the terms and subject to the conditions contained in the Documents and Flowr and Needle further agree that the Effective Date shall occur within five (5) business days following the later of: (i) the receipt of shareholder approval by the Flowr Shareholders of the special business at the Flowr Meeting; (ii) the completion of the Financing; and (iii) the satisfaction of all conditions imposed by the TSXV or any other regulatory requirements, provided that the Effective Date shall occur no earlier than seven (7) business days after the Filing Statement is filed on SEDAR or such earlier date as may be approved by the TSXV;

(f)	subject to the steps in Section 2.1(a) to (e), the Parties shall cause the Articles of Amalgamation to be filed to effect the Amalgamation, pursuant to which:

(i)	Flowr and Subco will amalgamate under the provisions of the OBCA and continue as one amalgamated corporation, being Amalco;

(ii)

subject to Section 2.1(h), holders of outstanding Flowr Shares (including Flowr Shares issued upon the conversion of the Flowr Subscription Receipts) shall receive one (1) post-Consolidation Needle Shares for each Flowr Share held (such ratio being the "Exchange Ratio"), provided that the Exchange Ratio may change in order to give effect to the deemed value of $0.15 per Needle Share prior to the Consolidation, each such Needle Share, after giving effect to the completion of the Business Combination, is herein called a "Resulting Issuer Share";

(iii)	Needle will receive one (1) Amalco Share for each one (1) outstanding Subco Share held and the Subco Shares will be cancelled;

(iv)

as consideration for the issuance of the post-Consolidation Needle Shares to effect the Amalgamation, Amalco will issue to Needle one (1) fully paid Amalco Share for each post-Consolidation Needle Share so issued;

(v)	all of the property and assets of each of Flowr and Subco will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Flowr and Subco; and

(vi)	Amalco will be a wholly-owned Subsidiary of Needle;

(g)

in accordance with Section 9.5, Flowr Shares which are held by a Dissenting Shareholder shall not be converted as prescribed by Section 2.1(f)(ii). However, if a Dissenting Shareholder fails to perfect or effectively withdraws its claim under Section 185 of the OBCA or forfeits its right to make a claim under Section 185 of the OBCA or if its rights as a shareholder of Flowr are otherwise reinstated, such Dissenting Shareholder's Dissenting Flowr Shares shall thereupon be deemed to have been converted as of the Effective Date as prescribed by Section 2.1(f)(ii);

(h)

concurrently with the Amalgamation, Needle shall issue the Resulting Issuer Options, the Resulting Issuer Plan Options and the Resulting Issuer Broker Warrants to the holders of the Flowr Options, the Flowr Plan Options, and the Flowr Broker Warrants, respectively, in exchange and replacement for such Flowr Convertible Securities, which shall thereby be cancelled;

(i)

immediately following the filing of the Articles of Amalgamation to effect the Amalgamation, Needle will: (i) reconstitute its board of directors to give effect to the Needle Director Appointments, (ii) file articles of amendment to give effect to the Needle Name Change, and (iii) file articles of continuance to give effect to the Continuance;

(j)

as soon as practicable after the Effective Date, in accordance with normal commercial practice and Section 2.2(7) the Resulting Issuer shall issue or cause to be issued certificates or electronic positions within CDS representing the appropriate number of the Resulting Issuer Shares to the former Flowr Shareholders. No fractional Resulting Issuer Shares will be delivered to any Flowr Shareholder otherwise entitled thereto and instead the number of Resulting Issuer Shares to be issued to each former Flowr Shareholder will be rounded down to the nearest whole number;

(k)

the Parties acknowledge that the TSXV will require some or all of the Resulting Issuer Shares issued pursuant to the Business Combination to be held in escrow and Flowr agrees to comply and use its reasonable efforts to cause its shareholders to comply with all such escrow requirements of the TSXV including the execution and delivery of the TSXV Escrow Agreement; and

(l)

the Parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Business Combination.

Section 2.2	Implementation Covenants

(1)

Filing Statement. Flowr and Needle shall use commercially reasonable efforts to jointly prepare the Filing Statement together with any other documents including the Flowr Finan cial Statements and the Needle Financial Statements (which shall be in form and content satisfactory to the TSXV), as required by applicable Laws and TSXV policies in connection with the Business Combination and shall jointly file the final Filing Statement required by applicable Laws as soon as reasonably practicable and shall use all commercially reasonable efforts to file the final Filing Statement no later than September 7, 2018.

(2)

Preparation of Flowr Meeting Documentation. Flowr shall duly prepare documentation required in connection with the Flowr Meeting, and deliver such documentation to Flowr Shareholders and shall use commercially reasonable efforts to obtain the approval of the Flowr Shareholders for all matters being put to the Flowr Shareholders at the Flowr Meeting.

(3)

Listing. Needle shall use all commercially reasonable efforts to have the issuance of all the Resulting Issuer Shares, including those issuable upon exercise of the Resulting Issuer Convertible Securities, accepted by the TSXV.

(4)

Preparation of Filings. Flowr and Needle shall cooperate in the preparation of any documents and taking of all actions reasonably deemed by Flowr or Needle to be necessary to discharge their respective obligations under applicable Laws in connection with the Business Combination and all other matters contemplated in the Documents, and in connection therewith:

(a)

each of Flowr and Needle shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this Article 2 including (i) the Flowr Financial Statements and the Needle Financial Statements required under TSXV Form 3B2; (ii) the certificates required under TSXV Form 3B2; (iii) all information concerning, Flowr, Needle, their Subsidiaries and Affiliates, and the proposed directors and officers of the Resulting Issuer required to be included in TSXV Form 3B2; and (iv) TSXV Form 2A Personal Information Forms (" PIF") for each new director or officer of the Resulting Issuer (or a copy of a previously filed PIF dated within the last three years, together with a duly completed, signed and notarized Form 2C1 Declaration), and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Business Combination will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used;

(b)

Flowr and Needle shall each promptly notify the other if at any time before the Effective Date it becomes aware that the Filing Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Filing Statement. In any such event, Flowr and Needle shall cooperate in the preparation of a supplement or amendment to the Filing Statement, as required and as the case may be, and, if required, shall cause the same to be filed with the applicable Securities Authorities;

(c)

each of Flowr and Needle shall ensure that the Filing Statement complies with all applicable Laws and, without limiting the generality of the foregoing, that the Filing Statement does not contain any untrue statement of a material fact or omit to state a material fact with respect to itself required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made; and

(d)

Flowr shall indemnify and save harmless Needle and its directors and officers, advisors and agents (each an “Indemnified Party”) from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits, special, punitive or consequential damages) (“Losses”) which an Indemnified Party may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any arising solely from a misrepresentation (as defined in in the Securities Act (Ontario)) arising in respect of information regarding Flowr that is contained in the final Filing Statement and which was provided by Flowr or its agents to Needle for inclusion in the Filing Statement approved in writing by Flowr prior to filing (including, for greater certainty, the Flowr Financial Statements). Notwithstanding the foregoing, Flowr will not be liable in any such case to the extent that any such Losses arise out of any information contained in the Filing Statement that relates solely to an Indemnified Party or arises from the negligence of an Indemnified Party or the non-compliance by an Indemnified Party with any requirement of applicable Laws in connection with the transactions contemplated by the Documents.

(5)

Amalgamation Agreement, etc. The Parties hereby acknowledge that the Amalgamation Agreement shall be substantially in the form attached as Schedule "A" to this Agreement (subject to such changes as are necessary to reflect changes to the terms of the Financing). Subco shall, subject to the terms and conditions of this Agreement and subject to and following the receipt of all Regulatory Approvals, deliver to Flowr the duly executed Articles of Amalgamation and related documents which will be filed by Flowr with the Director.

(7)	Resulting Issuer Shares and Procedures.

(a)	Immediately following the Subscription Receipt Conversion Time:

(i)	the holders of Flowr Subscription Receipts shall be deemed to be the registered holders of Flowr Common Shares to which they are entitled pursuant to the terms of the Flowr Subscription Receipts; and

(ii)

certificates evidencing the Flowr Subscription Receipts shall cease to represent any claim upon or interest in Flowr other than the right of the registered holder to receive pursuant to the terms of the Flowr Subscription Receipts and the Amalgamation, as applicable, Flowr Common Shares.

(b)

On the Effective Date: (i) the Flowr Shareholders (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissenting Flowr Shares) shall be deemed to be the registered holders of the Resulting Issuer Shares to which they are entitled hereunder; (ii) the Resulting Issuer shall deposit such Resulting Issuer Shares with the Depositary and/or the electronic positions representing such Resulting Issuer Shares with CDS, as applicable, to satisfy the consideration issuable to such Flowr Shareholders; and (iii) certificates formerly representing Flowr Shares which are held by such Flowr Shareholders shall cease to represent any claim upon or interest in Flowr other than the right of the registered holder to receive the number of Resulting Issuer Shares to which it is entitled hereunder, all in accordance with the provisions of the Amalgamation Agreement.

(c)

As soon as reasonably practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each former Flowr Shareholder that submitted a duly completed Letter of Transmittal or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the Flowr Shares held by such Flowr Shareholder or such other evidence of ownership of such Flowr Shares as is satisfactory to the Depositary, acting reasonably, (i) the certificates representing the Resulting Issuer Shares to which such Flowr Shareholder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-certificated electronic position transfer in CDS representing the Resulting Issuer Shares to which such Flowr Shareholder is entitled, in accordance with its Letter of Transmittal, all in accordance with the provisions of the Amalgamation Agreement.

(d)

Needle, as the registered holder of all of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and Needle shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled hereunder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by Needle will be evidence of Needle's right to be registered as the sole shareholder of Amalco. Share certificates evidencing Subco Shares shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof and the Amalgamation.

Section 2.3	Board of Directors and Senior Officers

Each of the Parties hereby agrees that upon completion of the Business Combination and giving effect to the Needle Director Appointments, and subject to approval by the TSXV, the board of directors of the Resulting Issuer shall consist of no fewer than five (5) and no more than (7) directors, all of which shall be nominated by Flowr, and the senior officers of the Resulting Issuer will be comprised of the existing senior officers of Flowr, as follows:

Directors:

•	Thomas Flow;
•	David Miller;
•	Lyle Oberg;
•	David Towill; and
•	Steve Klein.

Officers:

•	Thomas Flow - President;
•	Vinay Tolia - Chief Executive Officer;
•	Alex Dann - Chief Financial Officer;
•	David Miller - General Counsel;
•	Lyle Oberg - Chief Policy and Medical Officer;
•	David Towill - Corporate Secretary;
•	Steve Klein – Chief Strategy Officer; and
•	David Ralston - Chief Operating Officer.

ARTICLE 3
PUBLICITY

Section 3.1	Publicity

Each of the Parties agrees that, other than as may be required by applicable Laws, all press releases or other written public or private statements to the press issued in connection with the Business Combination shall be mutual press releases or other written public or private statements to the press of the Parties.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of Flowr

Flowr hereby represents and warrants to Needle and Subco as follows, and acknowledges that Needle and Subco are each relying upon such representations and warranties in connection with the entering into of this Agreement, which representations and warranties are made as of the date of this Agreement and as of the Effective Date:

(1)	Flowr has been duly incorporated and is validly existing under the laws of Ontario and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(2)

the only Subsidiaries of Flowr are the Flowr Subsidiaries. Each of the Flowr Subsidiaries has been duly incorporated and is validly existing under the laws of British Columbia and is current and up-to-date with all filings required to be made by it in such jurisdiction, all of the issued shares in the capital of each of the Flowr Subsidiaries are owned directly or indirectly by Flowr, other than the outstanding Flowr ULC Class A Shares which are owned by the Flowco US Partners, free and clear of any pledge, lien, security interest, charge, claim or encumbrance, other than in relation to inter-corporate security, and neither Flowr nor any of the Flowr Subsidiaries is a party or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any securities of any of the Flowr Subsidiaries or securities convertible into or exchangeable for any securities of any of the Flowr Subsidiaries;

(3)

Flowr has no outstanding agreement, option, understanding, warrant, call, conversion, anti-right, anti-dilution, or any other right or privilege of any kind which obligates or permits Flowr to allow or issue Flowr Common Shares or any other securities of Flowr other than the Flowr Options, the Flowr Plan Options, the Flowr Broker Warrants, the Flowr ULC Class A Shares and the securities to be issued in connection with the Financing;

(4)	Flowr has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(5)

the authorized capital of Flowr consist of an unlimited number of Flowr Common Shares, an unlimited number of Flowr Class A Shares and an unlimited number of Flowr Class B Shares, of which, at the date hereof, there are 56,884,361 Flowr Common Shares, 15,000,000 Flowr Class A Shares and no Flowr Class B Shares issued and outstanding, in addition, Flowr ULC has 44,100,000 Flowr ULC Class A Shares issued and outstanding as of the date hereof that are exchangeable for 44,100,000 Flowr Class B Shares; except for such Flowr Shares, Flowr ULC Class A Shares and the Flowr Convertible Securities, Flowr has no other securities issued and outstanding at the date hereof. All of the Flowr Shares have been issued in compliance with all applicable Laws including, without limitation, Applicable Securities Laws;

(6)

neither Flowr nor any of the Flowr Subsidiaries is a party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Flowr Shares or any shares of the Flowr Subsidiaries, or securities convertible into or exchangeable for Flowr Shares or any shares of the Flowr Subsidiaries, other than: (i) under the terms of the Flowr Convertible Securities; (ii) the Flowr ULC Class A Shares; and (iii) the securities to be issued pursuant to the Financing;

(7)

Flowr is not a reporting issuer nor an associate of any reporting issuer (as defined in the Securities Act (Ontario)) and the Flowr Shares do not trade on any exchange. Neither Flowr nor any of the Flowr Subsidiaries is a partner, co-tenant, joint-venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other similarly joint owned business;

(8)

each of Flowr and the Flowr Subsidiaries has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licences issued by the appropriate provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by Flowr on a consolidated basis, and to own its assets, and is in compliance in all material respects with such certificates, authorities, permits or licences. Neither Flowr nor any of the Flowr Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or licence which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Flowr on a consolidated basis . Neither Flowr nor any of the Flowr Subsidiaries knows of any claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit its rights under the Health Canada Licence and neither Flowr nor and Flowr Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect thereto;

(9)

each of Flowr and the Flowr Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof (whether real, personal, tangible or intangible), free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against it in the Flowr Financial Statements or inter-corporate security. No Persons other than Flowr or the Flowr Subsidiaries, as applicable, own any assets which are being used in their business and there are no agreements or commitments by Flowr or the Flowr Subsidiaries to purchase property or assets, other than in the Ordinary Course or as disclosed in the Filing Statement;

(10)

each of the Documents has been or at the Effective Time will be, duly authorized, and with respect to this Agreement, executed and delivered by Flowr and constitutes a valid and binding obligation of Flowr enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Flowr, other than the submission of the Amalgamation to the Flowr Shareholders, is necessary to authorize this Agreement and the transactions contemplated hereby;

(11)

the entering into and the performance by Flowr of the Business Combination contemplated in the Documents: (a) do not require any consent, approval, authorization or order of any court or governmental agency, body or Governmental Authority, except that which may be required under applicable corporate and securities legislation and the policies of the TSXV; (b) will not contravene any statute or regulation of any Governmental Authority which is binding on Flowr or any of the Flowr Subsidiaries where such contravention would have a Material Adverse Effect; (c) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by -laws or resolutions of Flowr or the Flowr Subsidiaries or any mortgage, note, indenture, contract or agreement instrument, lease or other document to which Flowr or any of the Flowr Subsidiaries is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect; and (d) do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by Flowr or the Flowr Subsidiaries, or necessary for the operation of the business of Flowr and the Flowr Subsidiaries.

(12)

immediately following the Subscription Receipt Conversion Time in accordance with the terms of the Flowr Subscription Receipt Agreement, the Flowr Common Shares issuable upon the deemed exercise of the Flowr Subscription Receipts shall be duly and validly issued and outstanding as fully paid and non-assessable;

(13)

except as disclosed to Needle as of the date of this Agreement and as shall be disclosed in the Filing Statement, there are no legal, regulatory, governmental or similar proceedings pending or, to the Knowledge of Flowr, contemplated or threatened, to which Flowr or any of the Flowr Subsidiaries is a party or to which the property of Flowr or any of the Flowr Subsidiaries is subject;

(14)

 the audited consolidated financial statements of Flowr for the year ended December 31, 2017 and the unaudited consolidated financial statements of Flowr for the interim period ended March 31, 2018, the notes thereto and management discussion and analysis in respect thereof (the "Flowr Financial Statements") are prepared in accordance with IFRS, if applicable, and present fairly, in all material respects, the financial position of Flowr and the Flowr Subsidiaries as at such date, and do not omit to state any material fact that is required by applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(15)

except as disclosed in the Flowr Financial Statements, in this Agreement or as disclosed in writing to Needle, there are no plans for retirements, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by Flowr or any of the Flowr Subsidiaries for the benefit of any current or former director, officer, employee or consultant of Flowr or any of the Flowr Subsidiaries;

(16)

each of Flowr and the Flowr Subsidiaries maintains insurance against loss or damage in respect of its material assets, business and operations, with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

(17)

Flowr is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of Flowr or any of the Flowr Subsidiaries;

(18)

Flowr and the Flowr Subsidiaries own and possess adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to Knowledge of Flowr, neither Flowr nor any of the Flowr Subsidiaries is infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and, no person has infringed any such trademark, patents, copyrights or trade secrets;

(19)

there are no material liabilities of Flowr or the Flowr Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Flowr Financial Statements except for the acquisition of real property located in Kelowna, British Columbia, from Chalk Hill Investments Inc. for the sum of $1,825,000, and those incurred in the Ordinary Course as of the date hereof;

(20)

all Taxes due and payable by Flowr and the Flowr Subsidiaries have been paid or provision made therefor in the Flowr Financial Statements except: a) where the failure to pay such Taxes would not result in a Material Adverse Effect for Flowr or the Flowr Subsidiaries and b) in respect of a current goods and services tax audit being conducted by the Canada Revenue Agency on certain Flowr predecessors. All Tax Returns, declarations, remittances and filings required to be filed by Flowr and the Flowr Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the Knowledge of Flowr, except for the current goods and services tax audit being conducted by the Canada Revenue Agency on certain Flowr predecessors, no examination of any Tax Return of Flowr or any of the Flowr Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Flowr and any of the Flowr Subsidiaries. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Flowr or any of the Flowr Subsidiaries. Flowr and the Flowr Subsidiaries have withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law;

(21)

Needle has been provided access to complete and accurate copies of each of: (A) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority relating to the Taxes due from or with respect to Flowr or the Flowr Subsidiaries, (B) all agreements entered into by Flowr or a Flowr Subsidiary with any Governmental Authority existing on the date hereof and (C) copies of any correspondence to or from any Governmental Authority relating to Taxes;

(22)

each of Flowr and the Flowr Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation, and neither Flowr nor any of the Flowr Subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the licences, leases or other instruments conferring rights to Flowr or the Flowr Subsidiaries for the conduct of their business;

(23)

to the Knowledge of Flowr, any and all material agreements pursuant to which Flowr or any of the Flowr Subsidiaries holds any of their material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, neither Flowr nor any of the Flowr Subsidiaries is in default of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, Flowr is not aware of any material disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and concessions pursuant to which Flowr and the Flowr Subsidiaries derive their interests in such material assets are in good standing and there has been no material default under any such leases, licences and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(24)

to the Knowledge of Flowr, after due inquiry, all the properties in which Flowr or the Flowr Subsidiaries have any freehold, leasehold, licence or other interest are free and cle ar of any hazardous or toxic material, pollution, or other adverse environmental conditions which may give rise to any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursement or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultant's fees and costs) of any kind or of any nature whatsoever that are asserted against Flowr or any of the Flowr Subsidiaries, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, contaminant costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above properties and/or emanating or migrating and/or threatening to emanate or migrate from such properties to off-site properties; (ii) physical disturbance of the environment; and (iii) the violation or alleged violation of all applicable Laws aimed at reclamation or restoration of such properties; abatement of pollution; protection of the environment, protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural and historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (collectively, "Environmental Laws"); and to the Knowledge of Flowr, after due inquiry, all environmental approvals required pursuant to Environmental Laws with respect to activities carried out on any part of the lands covered by such properties, have been obtained, are valid and in full force and effect and have been complied with; and there are no proceedings commenced or threatened to revoke or amend any such environmental approvals;

(25)

except as disclosed to Needle or as disclosed in the Flowr Financial Statements or inter - corporate debt which is consolidated and not reflected in the Flowr Financial Statements, neither Flowr nor any of the Flowr Subsidiaries has any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada));

(26)

there is no action, suite, litigation, arbitration, investigation, inquiry or other proceedings in progress, or, to the best of the Knowledge of Flowr, pending or threatened against or relating to Flowr or the Flowr Subsidiaries or their other material assets. Neither Flowr or the Flowr Subsidiaries is subject to any judgement, decree, injunction, rule or order of any court, government, department, commission, agency or arbitrator;

(27)

there are no outstanding labour disputes, (whether filed or lodged with Flowr or any of the Flowr Subsidiaries or any other person or organization), and to the Knowledge of Flowr there are no pending labour disruptions or pending unionization with respect to Flowr or any of the Flowr Subsidiaries;

(28)	neither Flowr nor any of the Flowr Subsidiaries is bound by or a party to any collective bargaining agreement;

(29)

there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Flowr or any of the Flowr Subsidiaries is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of Flowr or any of the Flowr Subsidiaries or the payment of dividends by Flowr or any of the Flowr Subsidiaries to the holders of their securities. Since the date of its incorporation or formation, as applicable Flowr has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

(30)

except as disclosed in the Flowr Financial Statements, neither Flowr nor any of the Flowr Subsidiaries is party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money ("Debt Instrument") or any agreement contract or commitment to create, assume or issue any Debt Instrument, other than in respect of inter-corporate debt between Flowr and any of the Flowr Subsidiaries;

(31)

other than Health Canada's requirements under the ACMPR that apply to Flowr and the Flowr Subsidiaries and as otherwise disclosed in the Flowr Financial Statements, neither Flowr nor any of the Flowr Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Flowr or any of the Flowr Subsidiaries to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Flowr or the Flowr Subsidiaries or which would prohibit or restrict Flowr or any of the Flowr Subsidiaries from entering into and completing the Business Combination;

(32)

neither Flowr nor any of the Flowr Subsidiaries is aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Flowr or the Flowr Subsidiaries taken as a whole or the legal environments under which Flowr and the Flowr Subsidiaries operate;

(33)

no representation, warranty or statement of Flowr in this Agreement contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(34)

the Books and Records of Flowr and the Flowr Subsidiaries are complete and accurate in all material respects and all corporate proceedings and actions reflected in such Books and Records have been conducted or taken in compliance, in all material respects, with all applicable Laws and with the Governing Documents of Flowr or the Flowr Subsidiaries, as applicable.

(35)

other than the Flowr Shareholders Agreement and the Flowr Share Exchange Agreement, neither Flowr nor the Flowr Subsidiaries is a party to any agreement nor is Flowr aware of any agreement which in any manner affects the voting control of any of the Flowr Shares or other securities of Flowr or the Flowr Subsidiaries;

(36)

neither Flowr nor any of the Flowr Subsidiaries has made any assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Neither Flowr nor any of the Flowr Subsidiaries have initiated proceedings with respect to a compromise or arrangement with their respective creditors, or for winding-up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of Flowr, the Flowr Subsidiaries or their respective assets and no execution or distress has been levied on any of their respective assets, nor have proceedings been commenced in respect of any of the foregoing. Flowr or the Flowr Subsidiaries have not incurred any liability or not exceeded any assets necessary for the operation of their business as a result of the dissolution or bankruptcy of any corporation that was controlled by Flowr at any time; and

(37)

Needle shall have the benefit of the representations and warranties made by Flowr to the Agents and set forth in the Agency Agreement. Such representations and warranties shall form an integral part of this Agreement and shall survive the closing of the Financing and shall continue in full force and effect for the benefit of Needle in accordance with the Agency Agreement and this Agreement.

Section 4.2	Representations and Warranties of Needle

Needle hereby represents and warrants to Flowr as follows, and acknowledges that Flowr is relying upon these representations and warranties in connection with the entering into of this Agreement, which representations and warranties are made as of the date of this Agreement and as of the Effective Date:

(1)	Needle has been duly incorporated and is validly existing under the laws of the Province of Alberta and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(2)	Needle has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(3)	Other than Subco, Needle does not have any subsidiaries;

(4)

the authorized capital of Needle consists of an unlimited number of Needle Shares, of which 7,200,000 Needle Shares are currently issued and outstanding prior to giving effect to the Consolidation; except for such Needle Shares, the Needle Options and the Needle Agent’s Warrants, Needle has no other securities outstanding nor is it a party to or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Needle Shares or securities convertible into or exchangeable for Needle Shares;

(5)

on the Effective Date, assuming prior issuance of the Certificate of Amendment by the Director with respect to the Consolidation, the post-Consolidation Needle Shares will be duly and validly issued and outstanding as fully paid and non-assessable and, upon completion of the Amalgamation, the Resulting Issuer Convertible Securities will be duly and validly created and issued;

(6)

since March 31, 2018, Needle has not entered into any contract in respect of its business or assets, other than in the ordinary course of business, and has continued to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and without limitation but subject to the above exceptions, has maintained payables and other liabilities at levels consistent with past practice, not engaged or committed to engage in any extraordinary material transactions and has not made or committed to make distributions, dividends or special bonuses;

(7)

Needle is a reporting issuer, or the equivalent thereof, in the provinces of British Columbia, Alberta and Saskatchewan (collectively, the "Reporting Jurisdictions") and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the Securities Authorities in such provinces, and no order ceasing, halting or suspending trading in securities of Needle or prohibiting the distribution of such securities has been issued to and is outstanding against Needle and no investigations or proceedings for such purposes are, to the Knowledge of Needle, pending or threatened;

(8)	there is no "material fact" or "material change" (as those terms are defined in Applicable Securities Laws) in the affairs of Needle that has not been generally disclosed to the public;

(9)

Needle has filed all forms, reports, documents and information required to be filed by it, whether pursuant to Applicable Securities Law or otherwise, with the applicable Securities Authorities (the "Disclosure Documents"). As of the time the Disclosure Documents were filed with the applicable Securities Authorities and on SEDAR (System for Electronic Document Analysis and Retrieval) (or, if amended or superseded by a filing prior to the date of this letter agreement, then on the date of such filing): (i) each of the Disclosure Documents complied in all material respects with the requirements of the Applicable Securities Laws; and (ii) none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(10)

Needle is in compliance in all material respects with all its disclosure obligations under Applicable Securities Laws and all documents filed by Needle pursuant to such obligations are in compliance in all material respects with Applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(11)

Needle has no associates (as defined in the Securities Act (Ontario)) and is not a partner, co- tenant, joint venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other similarly joint owned business;

(12)

Needle has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licences issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by it and to own its assets and is in compliance in all material respects with such certificates, authorities, permits or licences. Needle has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or licence which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Needle;

(13)

each of the Documents has been, or at the Effective Time will be, duly authorized and, with respect to this Agreement, executed and delivered by Needle and constitutes a valid and binding obligation of Needle enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and other than the shareholder approval obtained at the Needle Meeting, no corporate proceedings on the part of Needle are necessary to authorize this Agreement and the transactions contemplated hereby;

(14)	the entering into and the performance by Needle and Subco of the transactions contemplated in the Documents:

(a)

do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under Applicable Securities Laws and the policies of the TSXV;

(b)	will not contravene any statute or regulation of any governmental authority which is binding on Needle or Subco where such contravention would have a Material Adverse Effect; and

(c)

will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of Needle or Subco or any mortgage, note, indenture, contract or agreement, instrument, lease or other document to which Needle or Subco is or will be a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(15)	there are no legal or governmental proceedings pending or, to the Knowledge of Needle, contemplated or threatened, to which Needle is a party or to which the property of Needle is subject;

(16)

the audited annual financial statements of Needle as at June 30, 2017, as well as the unaudited condensed financial statements of Needle for the interim period ending March 31, 2018, and the notes thereto (collectively, the "Needle Financial Statements"), in each case, have been prepared in accordance with IFRS, present fairly, in all material respects, the financial position of Needle as at such date, and do not omit to state any material fact that is required by IFRS or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(17)	Needle has no outstanding material liability, whether direct, indirect, absolute or contingent or otherwise, which is not reflected in the Needle Financial Statements;

(18)	except as disclosed to Flowr and as will be disclosed in the Filing Statement, Needle has not entered into any material contract as of the date hereof;

(19)	except as disclosed in the Needle Financial Statements, Needle has not engaged in any transaction with any non-arm's length person;

(20)

all Taxes due and payable by Needle have been paid or provision made therefor in the financial statements of Needle except for where the failure to pay such Taxes would not result in a Material Adverse Effect for Needle. All Tax Returns, declarations, remittances and filings required to be filed by Needle have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the Knowledge of Needle, no examination of any Tax Return of Needle is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Needle. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Needle;

(21)	as at March 31, 2018, Needle had current and other assets, net of liabilities, of approximately $323,032;

(22)

other than as set out in Section 6.6, there is no person, firm or company acting or purporting to act at the request of Needle who is entitled to any brokerage or finder's fee in connection with the transactions contemplated in the Documents;

(23)

Needle has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation, including all the policies of the TSXV, and Needle has not received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any concessions, licences, leases or other instruments conferring rights to Needle;

(24)	since the date of its incorporation, Subco has not conducted any active business (other than any business required in connection with the Amalgamation), and has no assets and no liabilities;

(25)	neither Needle nor any subsidiary of Needle:

(i)

currently owns any real property or holds any ownership interest in any real property, or has owned or held any ownership interest in any real property in the past, in each case either as legal owner or beneficial owner thereof; or

(ii)	currently leases any real property or holds any leasehold interest in any real property or has leased or held any leasehold interest in any real property in the past;

(26)

neither Needle nor its subsidiaries currently has nor has it had any employees whether actively at work or not or any independent contractors, and Needle is not bound by or a party to any employment or independent contracts;

(27)	the severance obligation to management and employees of Needle and its subsidiaries in connection with the Amalgamation is $nil;

(28)

no current or former director, officer, shareholder, employee or independent contractor of Needle or any person not dealing at arm's length within the meaning of the Income Tax Act (Canada) with any such person is indebted to Needle;

(29)

since the date of its incorporation Needle has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on Needle Shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any Needle Shares or securities or agreed to do any of the foregoing;

(30)

there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Needle is a party any restriction upon or impediment to, the declaration or payment of dividends by the directors of Needle or the payment of dividends by Needle to the holders of its securities;

(31)	Needle is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(32)

except to the extent that Needle must comply with the policies of the TSXV, Needle is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Needle to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Needle or which would prohibit or restrict Needle from entering into and completing the Business Combination;

(33)	Needle is not a party to any agreement nor to the Knowledge of Needle is there any agreement, which in any manner affects the voting control of any of the securities of Needle;

(34)	Needle is not aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Needle;

(35)

the Books and Records of Needle are complete and accurate in all material respects and all corporate proceedings and actions reflected in such Books and Records have been conducted or taken in compliance, in all material respects, with applicable Laws and with the Governing Documents of Needle;

(36)

all accounting and financial Books and Records of Needle have been fully, properly and accurately kept and completed in all material respects. All material financial transactions of Needle have been accurately recorded in the Books and Records of Needle for the periods noted therein and such Books and Records fairly present the financial position and the affairs of Needle for the periods noted therein. The Books and Records of Needle and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which are not available to Needle in the Ordinary Course;

(37)

neither Needle nor any of its subsidiaries has made any assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Neither Needle nor any of its subsidiaries have initiated proceedings with respect to a compromise or arrangement with their respective creditors, or for winding-up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of Needle, its subsidiaries or their respective assets and no execution or distress has been levied on any of their respective assets, nor have proceedings been commenced in respect of any of the foregoing. Needle or its subsidiaries have not incurred any liability or not exceeded any assets necessary for the operation of their business as a result of the dissolution or bankruptcy of any corporation that was controlled by Needle at any time;

(38)

neither Needle nor any of its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Needle or any of its subsidiaries to compete in any line of business, transfer or move any of its assets or operations;

(39)

no representation, warranty or statement of Needle or Subco in the Documents contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(40)	Needle does not maintain any insurance, other than insurance in respect of its directors and officers; and

(41)

there are no plans for retirement, bonus, stock purchase, stock option, profit sharing, deferred compensation, severance or termination pay, medical, hospital, dental, vision care, drug, sick leave, disability, insurance, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by Needle or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of Needle or any of its subsidiaries.

Section 4.3	Representations and Warranties of Subco

Subco represents and warrants to and in favour of Flowr and Needle as follows, and acknowledges that Flowr and Needle are relying upon such representations and warranties:

(1)

Subco is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Subco in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally);

(2)

the authorized capital of Subco consists of an unlimited number of Subco Shares. An aggregate of 100 Subco Shares are issued and outstanding, all of which are owned by Needle. No person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Subco, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Subco; and

(3)

Subco has been incorporated solely for the purpose of the Amalgamation and has never carried on any active business (other than such business required in connection with the Amalgamation), and has no material assets and no liabilities.

Section 4.4	Survival

For greater certainty, the representations and warranties of each of Flowr, Needle and Subco contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 5
CONDUCT OF BUSINESS

Section 5.1	Conduct of Business by the Parties

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, each of the Parties covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless each of the other Parties shall otherwise agree in writing:

(a)

it shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and it shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b)	other than as contemplated by this Agreement, it shall not directly or indirectly do or permit to occur any of the following:

(i)	other than in connection with the Consolidation, Continuance, Amalgamation or the Needle Name Change, amend its Governing Documents;

(ii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than inter-corporate loans and advances;

(iii)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares other than, in the case of Needle, (A) the issuance of Needle Shares upon the exercise of any Needle Options and (B) the issuance of Needle Shares upon the exercise of any Needle Agent’s Warrants and, in the case of Flowr: (A) in connection with the Financing; (B) the 6,635,530 Flowr Plan Options to be issued on August 15, 2018; (C) the issuance of Flowr Shares upon the exercise of any Flowr Convertible Securities; and (D) the issuance of Flowr Shares upon the conversion of the Flowr ULC Class A Shares;

(iv)	redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

(v)	other than the Consolidation, split, combine or reclassify any of its shares;

(vi)	reduce its stated capital;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of itself or any of its Subsidiaries; or

(viii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

ARTICLE 6
COVENANTS

Section 6.1	Waiver of Notice of Subco Shareholder Meeting and Resolution in Lieu of Meeting by Needle

Needle, as sole shareholder of Subco, shall waive notice of and its attendance at a meeting of the shareholders of Subco to approve the Amalgamation and shall sign a resolution in writing of the sole shareholder of Subco approving the Amalgamation.

Section 6.2	Representations and Warranties

(1)

Flowr covenants and agrees that from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time it shall not, and shall ensure that its Subsidiaries do not, take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in Section 4.1 being untrue in any material respect.

(2)

Needle covenants and agrees that, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time it shall not, and its subsidiaries shall not, take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in Section 4.2 being untrue in any material respect.

(3)

Subco covenants and agrees that from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in Section 4.3 being untrue in any material respect.

Section 6.3	Notice of Material Change

(1)	From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Parties in writing of:

(a)

any change in the facts relating to any representation or warranty set out in Section 4.1, Section 4.2, or Section 4.3 hereof, as applicable, which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(b)	any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

(2)

Each of the Parties shall in good faith discuss with the other any change in circumstances (actual, anticipated, contemplated or, to its knowledge of its or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other pursuant to this section.

Section 6.4	Non-Solicitation

None of the Parties shall solicit any offers to purchase its shares or assets and neither of Needle nor Flowr will initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take-over, plan of arrangement or similar transaction during the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (excluding, for greater certainty, any solicitations by Flowr of offers to purchase Flowr Subscription Receipts under the Financing). The Parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party related to any of the foregoing. In the event any of the Parties is approached in respect of any such transaction, it shall immediately notify the other.

Section 6.5	Covenants of Subco

Subco hereby covenants and agrees with Flowr that it will:

(a)	on the Effective Date, be a corporation which has, at no time, carried on any active business, (other as is necessary to effect the Amalgamation);

(b)	use its commercially reasonable efforts to cause each of the conditions precedent set forth in Section 8.1, Section 8.2 and Section 8.3 hereof to be complied with;

(c)	unless Flowr otherwise agrees in writing, until the earlier of the Effective Date or the date that this Agreement is terminated by its terms:

(i)	not conduct any business (other than as required in connection with the Amalgamation), and shall use all commercially reasonable efforts to maintain and preserve its corporate existence; and

(ii)

not directly or indirectly, amend its constating documents, declare, set aside or pay any dividend or other distribution or payment or otherwise to or for the benefit of its shareholders or reduce its stated capital; and

(d)

subject to the approval of the shareholders of Flowr, Needle (if required by the TSXV) and Subco being obtained with respect to the Amalgamation and subject to the obtaining of all applicable Regulatory Approvals, including the conditional approval of the TSXV, thereafter jointly with Flowr file with the Director articles of amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

Section 6.6	Finder's Fee Agreement

Notwithstanding anything in this Agreement, the Parties agree that Needle shall enter into a finder's fee agreement whereby it shall agree to pay to Industrial Alliance Securities Inc., or its nominee, a finder's fee in respect of the Business Combination in an amount equal to 7% of the value of the securities of Needle outstanding immediately prior to closing of the Business Combination. For greater certainty, such amount shall be calculated on the diluted share capital, which each Needle Share having a deemed value of $0.15 per share (adjusted accordingly to take into account the effect of the Consolidation), for a total fee of $86,310. Such fee shall be payable in cash or Resulting Issuer Shares, at the discretion of Flowr and subject to Regulatory Approval.

Section 6.7	Other Covenants

Each of the Parties covenants and agrees that it shall:

(a)

use all commercially reasonable efforts to consummate the Business Combination, the Financing and all matters described in the Filing Statement, subject only to the terms and conditions hereof and thereof;

(b)	use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

(c)

other than in connection with the Consolidation and the Financing, will not split, consolidate or reclassify any of its outstanding securities, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding securities; and

(d)

not, other than in connection with the Business Combination, reorganize, amalgamate or merge with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the Business Combination contemplated hereby.

ARTICLE 7
MUTUAL COVENANTS

Section 7.1	Other Filings

The Parties shall, as promptly as practicable hereafter, prepare and file all filings required under Applicable Securities Laws, the rules of the TSXV or any other applicable Laws relating to the Business Combination contemplated hereby.

Section 7.2	Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Business Combination contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a)	to obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements;

(b)	to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Business Combination contemplated hereby;

(c)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Business Combination contemplated hereby;

(d)	to effect all necessary registrations and other filings and submissions of information requested by the TSXV;

(e)	to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities; and

(f)	to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other Parties.

Section 7.4	Confidentiality

All information provided to or received by the parties hereunder shall be treated as confidential (“Confidential Information”). Subject to the provisions of this Section 7.4, no Confidential Information shall be used, disclosed or published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section 7.4 shall not apply to a disclosure to:

(a)	comply with any applicable Laws, stock exchange rules or a regulatory authority having jurisdiction;

(b)	a director, officer or employee of a party;

(c)	an affiliate (within the meaning of the OBCA) of a party;

(d)	a consultant, contractor or subcontractor of a party that has a bona fide need to be informed;

(e)	any third party to whom the disclosing party may assign any of its rights under this Agreement; or

(f)	a bank or other financial institution from which the disclosing party is seeking equity or debt financing,

provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them.

The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable documentary evidence or otherwise:

(a)	as of the date of this Agreement, was in the public domain;

(b)

after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or

(c)	was information that the disclosing party or its affiliates were required to disclose pursuant to the order of any governmental authority or judicial authority.

ARTICLE 8
CONDITIONS AND CLOSING MATTERS

Section 8.1	Mutual Conditions Precedent

The respective obligations of the Parties hereto to complete the Amalgamation as the final step of the Business Combination contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of the Parties:

(a)	Needle and Flowr shall have executed and delivered a copy of the Filing Statement to the TSXV and such Filing Statement shall have been accepted by the TSXV;

(b)

the TSXV shall have conditionally accepted the Business Combination as the Qualifying Transaction of Needle and the listing of the Resulting Issuer Shares issuable pursuant to the Business Combination;

(c)	there shall not be in force any order or decree restraining or enjoining the consummation of the Business Combination;

(d)	the Certificate of Amendment shall have been issued by the Director giving effect to the Consolidation;

(e)	this Agreement shall not have been terminated pursuant to Article 9;

(f)	all Regulatory Approvals and corporate approvals shall have been obtained;

(g)	the requisite approval of the shareholders of Flowr of the Amalgamation shall have been obtained;

(h)

the requisite approval of the shareholders of Needle of the Consolidation, the Continuation, Needle Director Appointments, the Needle Name Change and the appointment of MNP LLP as the auditor of Needle shall have been obtained;

(i)	the Financing shall have been completed for aggregate gross proceeds of no less than $5 million to arm's length subscribers and the net proceeds of the Financing shall have been released from escrow;

(j)	there shall be no prohibition at Law against the completion of the Business Combination (including the Amalgamation); and

(k)

Flowr and Needle having delivered a joint notice to the Subscription Receipt Agent confirming that all of the conditions to the completion of the Amalgamation as set forth in Sections 8.1, 8.2 and 8.3 hereof conditions have been satisfied or waived (to the extent permitted hereunder).

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a Party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a Party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting Party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

Section 8.2	Additional Conditions Precedent to the Obligations of Flowr

The obligations of Flowr to complete the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Flowr and may be waived by Flowr and any one or more of which, if not satisfied or waived, will relieve Flowr of any obligation under this Agreement):

(a)

the representations and warranties of Needle and Subco contained in the Documents, as applicable, shall be true and correct as of the Effective Date with the same force and effect as if such representations and warranties had been made on and as of such date and Needle shall have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the closing of the Business Combination shall not constitute a waiver of the representations and warranties of Needle or Subco which are contained in this Agreement. Upon delivery of such declaration, the representations and warranties of Needle in or made pursuant to this Agreement shall be deemed to have been made on and as of the Effective Date with the same force and effect as if made on and as of such date;

(b)

Needle and Subco shall have fulfilled or complied with all obligations, covenants and agreements contained in the Documents to be fulfilled or complied with by it at or prior to the Effective Date and Needle shall have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the closing of the Business Combination shall not constitute a waiver by Flowr of the covenants of Needle or Subco which are contained in this Agreement;

(c)

on or prior to the Effective Date, and effective upon completion of the Amalgamation, each of the directors and officers of Needle shall have tendered their resignations and provided releases in a form acceptable to Flowr and the board of directors of Needle, subject to the approval of the TSXV, shall have been reconstituted to give effect to the Needle Director Appointments;

(d)	the Needle Shareholders shall have approved the Needle Director Appointments, the Needle Name Change, the Continuance and the Consolidation;

(e)	Needle, as the sole shareholder of Subco, shall have approved the Amalgamation of Subco by way of written resolution;

(f)

Needle shall have entered into the Needle Share Exchange Agreement, which sets out the rights of the Flowr US Shareholders to exchange their Flowr ULC Class A Shares, following completion of the Business Combination, for Resulting Issuer Shares;

(g)	no Material Adverse Change with respect to Needle shall have occurred between the date hereof and the Effective Date;

(h)

the Needle board of directors shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Needle to permit the consummation of the Business Combination and the transactions contemplated therewith;

(i)

 all third party consents, waivers, permits, orders and approvals required in connection with the consummation of the Business Combination will have been provided or obtained on terms and conditions acceptable to the Parties, acting reasonably, at or before the Effective Date, except where the failure to provide or obtain such would not have a Material Adverse Effect, would not materially adversely affect Flowr or would not prevent or materially impede the completion of the Business Combination contemplated hereby;

(j)

no legal proceeding or opposition shall have been commenced, pending, threatened, taken, entered or promulgated before or by any Governmental Authority or by any other Person, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, in any case: (a) to cease trade, enjoin, prohibit or impose material conditions on the Business Combination or the transactions contemplated therein or herein; (b) to prohibit or restrict the completion of the Business Combination in accordance with the terms hereof or otherwise relating to the Business Combination; or (c) that would have a Material Adverse Effect, or would materially adversely affect Flowr; and

(k)

Flowr shall have received from counsel to Needle favourable legal opinions concerning such matters with respect to the Business Combination as are customary in similar transactions and as Flowr and its counsel may reasonably request.

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 8.2(c), Flowr may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Flowr. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Flowr of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, Flowr shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

Section 8.3	Additional Conditions Precedent to the Obligations of Needle and Subco

The obligations of Needle and Subco to complete each step of the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Needle and may be waived by Needle and any one or more of which, if not satisfied or waived, will relieve Needle of any obligation under this Agreement):

(a)

the representations and warranties of Flowr contained in the Documents and the Agency Agreement shall be true and correct as of the Effective Date with the same force and effect as if such representations and warranties had been made on and as of such date and Flowr shall have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the closing of the Business Combination shall not constitute a waiver of the representations and warranties of Flowr which are contained in the Documents or the Agency Agreement. Upon delivery of such declaration, the representations and warranties of Needle in or made pursuant to the Documents and the Agency Agreement shall be deemed to have been made on and as of the Effective Date with the same force and effect as if made on and as of such date;

(b)

Flowr shall have fulfilled or complied with all obligations, covenants and agreements contained in the Documents and the Agency Agreement to be fulfilled or complied with by it at or prior to the Effective Date and Flowr shall have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the closing of the Business Combination shall not constitute a waiver by Flowr of the covenants of Needle or Subco which are contained in the Documents or the Agency Agreement;

(c)

At or prior to the Effective Date, and effective upon completion of the Amalgamation, the Resulting Issuer shall have executed and delivered releases to the resigning directors and officers of Needle, in a form acceptable to such directors and officers;

(d)	no Material Adverse Change with respect to Flowr or the Flowr Subsidiaries taken as a whole shall have occurred between the date hereof and the Effective Date;

(e)	the Flowr Shareholders shall have approved the Amalgamation and the Amalgamation Agreement at the Flowr Meeting;

(f)

the board and the shareholders of Flowr shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Flowr to permit the consummation of the Business Combination and the transactions contemplated therewith;

(g)

the number of Flowr Shares in respect of which shareholders of Flowr have dissented in connection with the resolutions authorizing the Amalgamation shall not exceed 5% of the number of issued and outstanding Flowr Shares;

(h)

all third party consents, waivers, permits, orders and approvals required in connection with the consummation of the Business Combination will have been provided or obtained on terms and conditions acceptable to the Parties, acting reasonably, at or before the Effective Date, except where the failure to provide or obtain such would not have a Material Adverse Effect, would not materially adversely affect Needle or Subco or would not prevent or materially impede the completion of the Business Combination contemplated hereby;

(i)

no legal proceeding or opposition shall have been commenced, pending, threatened, taken,entered or promulgated before or by any Governmental Authority or by any other Person, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, in any case: (a) to cease trade, enjoin, prohibit or impose material conditions on the Business Combination or the transactions contemplated therein or herein; (b) to prohibit or restrict the completion of the Business Combination in accordance with the terms hereof or otherwise relating to the Business Combination; or (c) that would have a Material Adverse Effect, or would materially adversely affect Needle or Subco; and

(j)

Needle shall have received from counsel to Flowr favourable legal opinions concerning such matters with respect to the Business Combination as are customary in similar transactions and as Needle and its counsel may reasonably request, including with respect to the corporate existence and ownership of the Flowr Subsidiaries;

(k)

Needle shall have completed its investigation into Flowr and the Flowr Subsidiaries and all other matters it deems relevant and such investigation shall not have disclosed any matter which Needle, acting reasonably, considers to be materially adverse to Flowr or materially adverse to its decision to complete the Business Combination;

(l)

upon effecting the Amalgamation, less than fifty percent (50%) of the outstanding voting securities of Needle (and, upon closing of the Business Combination, the Resulting Issuer) shall be directly or indirectly held of record by U.S. Persons such that Needle is considered to be a "foreign private issuer" under the US Securities Act and any applicable United States securities laws;

(m)	the TSXV Escrow Agreement shall have been duly executed and delivered by all parties thereto;

(n)

Needle shall have obtained a waiver of TSXV sponsorship requirements under TSXV policies, or in the alternative, a Sponsor (as defined in TSXV policies) filing an acceptable Sponsor's report with the TSXV;

(o)	Needle shall have received consents from David Towill, Lyle Oberg, Thomas Flow, David Miller and Steve Klein to act as directors of Needle with effect as of the Effective Time; and

(p)	the Flowr Shareholders Agreement shall terminate in accordance with its terms, or be terminated.

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in Section 8.3(b), Needle and Subco may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Needle or Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Needle or Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, either Party shall rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

Section 8.4	Notice of Failure to Comply with Covenants or Conditions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date, of any event or state of facts that would, or would be likely to: (a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect, or (b) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Section 8.5	Merger of Conditions

The conditions set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released by the Parties on the filing of the Articles of Amalgamation with the Director and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation.

Section 8.6	Closing Matters

The completion of the transactions contemplated under this Agreement shall be closed at the offices of Flowr's counsel, DLA Piper (Canada) LLP at 10:00 a.m. (Toronto time) on the Effective Date.

ARTICLE 9
TERMINATION, AMENDMENT AND DISSENTING SHAREHOLDERS

Section 9.1	Termination

This Agreement may be terminated by written notice promptly given to the other Party hereto, at any time prior to the Effective Date:

(a)	by mutual agreement in writing by the Parties;

(b)	if the Effective Date has not occurred by the Completion Deadline; or

(c)	as set forth in Section 8.1, Section 8.2 and Section 8.3 of this Agreement.

Section 9.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Needle, Subco or Flowr hereunder except the provisions in Section 9.3, Section 10.8 and this Section 9.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement.

Section 9.3	Fees and Expenses

Except as noted in this Section 9.3, the Parties hereto shall be responsible for the payment of their own professional fees (including but not limited to legal and accounting fees) and other expenses incurred by them in connection with this Agreement whether or not the Business Combination is completed. For clarity, Flowr shall be responsible for paying the costs and fees payable to the TSXV regarding their review of the Business Combination and the PIFs to be submitted by the proposed executive officers and directors of the Resulting Issuer.

Section 9.4	Amendment

This Agreement may, at any time on or before the Effective Date be amended by mutual agreement between the Parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties hereto.

Section 9.5	Dissenting Shareholders

On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and Flowr for the purchase of their Dissenting Flowr Shares or the pronouncement of a court order pursuant to Section 185 of the OBCA, a Dissenting Shareholder shall cease to have any rights as a Flowr Shareholder other than the right to be paid the fair value of its Dissenting Flowr Shares in the amount agreed to or as ordered by the court, as the case may be. Notwithstanding anything in this Agreement to the contrary, Dissenting Flowr Shares which are held by a Dissenting Shareholder shall not be exchanged for post-Consolidation Needle Shares on the Effective Date as provided in Section 2.1 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws the Dissenting Shareholder's claim under Section 185 of the OBCA or otherwise forfeits the Dissenting Shareholder's right to make a claim under Section 185 of the OBCA, the Dissenting Shareholder's Dissenting Flowr Shares shall thereupon be deemed to have been exchanged as of the Effective Date for post-Consolidation Needle Shares on the basis set forth in Section 2.1 hereof.

Section 9.6	Waiver

A Party may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfillment of any of its conditions contained herein or (iii) waive inaccuracies in another Party's representations or warranties contained herein or in any document delivered by the other Party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
GENERAL

Section 10.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail or sent by prepaid overnight courier to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

if to Flowr or Subco:

The Flowr Corporation
100 Allstate Parkway, Suite 201
Markham, Ontario L3R 6H3
Attention:	Alexander Dann
E-mail:	adann@flowr.ca

with a copy to:

DLA Piper (Canada) LLP
Suite 6000, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1E2
Attention:	Ted Maduri
E-mail:	ted.maduri@dlapiper.com

if to Needle:

The Needle Capital Corp.
1900, 520 - 3rd Avenue SW
Calgary, Alberta	T2P 0R3
Attention:	Robb McNaughton
E-mail:	RMcNaughton@blg.com

with a copy to:

Borden Ladner Gervais LLP
1900, 520 - 3rd Avenue SW
Calgary, Alberta	T2P 0R3
Attention:	Robb McNaughton
E-mail:	RMcNaughton@blg.com

Section 10.2	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

Section 10.3	Complete Agreement

This Agreement sets forth the entire understanding between the Parties hereto and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, including but not limited to, the letter of intent dated February 12, 2018, between Flowr and Needle. No other agreements, representations, warranties or other matters, whether oral or written, shall be deemed to bind the Parties hereto with respect to the subject matter hereof.

Section 10.4	Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 10.5	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.6	Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 10.7	Investigation by Parties

No investigations made by or on behalf of either Party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other Party in or pursuant to this Agreement.

Section 10.8	Public Announcement; Disclosure and Confidentiality

(1)

Unless and until the transactions contemplated in this Agreement will have been completed, none of the Parties shall make any public announcement concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between them relating to the matters contemplated herein without the prior consent of the other Parties, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by law or any rules of a stock exchange or similar organization to which it is bound.

(2)

All information provided to or received by the parties hereunder shall be treated as confidential ("Confidential Information"). Subject to the provisions of this Section, no Confidential Information shall be published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section shall not apply to a disclosure to: (a) comply with any applicable laws, stock exchange rules or a regulatory authority having jurisdiction; (b) a director, officer or employee of a party; (c) an Affiliate of a party; (d) a consultant, contractor or subcontractor of a party that has a bona fide need to be informed; or (e) any third party to whom the disclosing party may assign any of its rights under this Agreement; provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them.

(3)

The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable documentary evidence or otherwise: (a) as of the date of this Agreement, was in the public domain; (b) after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an Affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or (c) was information that the disclosing party or its Affiliates were required to disclose pursuant to the order of any Governmental authority or judicial authority.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

45 -

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE FLOWR CORPORATION

Per:	“Alexander Dann”
	Name:	Alexander Dann
	Title:	CFO

THE NEEDLE CAPITAL CORP.

Per:	“Daniel Lanskey”
	Name:	Daniel Lanskey
	Title:	Chairman

2652253 ONTARIO INC.

Per:	“Robb McNaughton”
	Name:	Robb McNaughton
	Title:	Director

BUSINESS COMBINATION AGREEMENT - SIGNATURE PAGE

SCHEDULE "A"

AMALGAMATION AGREEMENT

(Attached)

TH I S AMALGAMATION AGREEMENT is made as of the 27th day of August, 2018,

AMONG:

THE NEEDLE CAPITAL CORP.,
a corporation incorporated under the laws of the Province of Alberta
(“Needle”);

- and -

2652253 ONTARIO INC.,
a corporation incorporated under the laws of the Province of Ontario
(“Subco”);

- and -

THE FLOWR CORPORATION,
a corporation incorporated under the laws of the Province of Ontario
(“Flowr”);

WHEREAS Flowr and Needle have agreed to combine their businesses and assets pursuant to the Business Combination Agreement;

AND WHEREAS Flowr and Subco are each incorporated under the OBCA;

AND WHEREAS Subco is a wholly-owned subsidiary of Needle;

AND WHEREAS the authorized capital of Flowr consists of an unlimited number of Flowr Common Shares, an unlimited number of Flowr Class A Shares and an unlimited number of Flowr Class B Shares, of which 56,884,361 Flowr Common Shares, 15,000,000 Flowr Class A Shares and no Class B Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares;

AND WHEREAS the authorized capital of Subco consists of an unlimited number of Subco Shares, of which one-hundred (100) Subco Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares, all of which are owned beneficially and of record by Needle;

AND WHEREAS pursuant to the Amalgamation, and subject to the terms of the Business Combination Agreement, Flowr and Subco shall amalgamate and continue as Amalco, which shall become a wholly-owned subsidiary of Needle, and Needle shall issue to each Flowr Shareholder one (1) Needle Share for each one (1) Flowr Share held;

AND WHEREAS Flowr, Needle and Subco have each made full disclosure to the other of all their respective assets and liabilities;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1.	Interpretation

In this Agreement, including the recitals hereto, the following words and expressions shall have the respective meanings ascribed to them below:

“Agents” means Clarus Securities Inc., Eight Capital, Sprott Capital Partners, Echelon Wealth Partners

Inc. and Industrial Alliance Securities Inc.;

“Agreement” means this agreement, its recitals and exhibits, as the same may be amended, modified or supplemented from time to time;

“Amalco” means the corporation resulting from the Amalgamation;

“Amalco Shareholder” means a registered holder of Amalco Shares, from time to time, and “Amalco Shareholders” means all of such holders;

“Amalco Shares” means the common shares in the share capital of Amalco, all of which will be owned beneficially and of record by the Resulting Issuer;

“Amalgamating Corporations” means Flowr and Subco and “Amalgamating Corporation” means either of them as applicable;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to Section 174 of the OBCA and on the terms and conditions set forth in this Agreement;

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the OBCA pursuant to this Agreement, in the form annexed hereto as Exhibit “A”;

“Brokered Financing” means the brokered private placement by Flowr of 980,000 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of up to $2,548,000 pursuant to the terms of the Agency Agreement;

“Business Combination Agreement” means the business combination agreement dated August 27, 2018 between Flowr and Needle;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Consolidation” means the consolidation of the issued and outstanding Needle Shares on the basis of one (1) post-Consolidation Needle Share for every seventeen (17) pre-Consolidation Needle Shares;

“Depositary” means TMX Trust Company at its principal office in Calgary, Alberta, which is also the transfer agent and registrar for the Needle Shares;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting Shareholder” means a registered Flowr Shareholder who, in connection with the special resolution of the Shareholders approving the Amalgamation and the Amalgamation Agreement, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Flowr Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” means 12:01 am (Toronto time) on the Effective Date;

“fair value” where used in relation to a Flowr Share held by a Dissenting Shareholder, means fair value as determined pursuant to Section 185 of the OBCA;

“Financing” means, together, the Brokered Financing and the Non-Brokered Financing by Flowr of up to 13,807,734 Flowr Subscription Receipts for aggregate gross proceeds of up to $35,900,108.40;

“Flowr Class A Shares” means the class A preferred shares in the capital of Flowr;

“Flowr Class B Shares” means the class B preferred shares in the capital of Flowr;

“Flowr Common Shares” means the common shares in the capital of Flowr;

“Flowr Broker Warrants” means the broker warrants issued to the Agents on closing of the Brokered Financing exercisable to acquire the number of Flowr Common Shares that is equal to 3% of the total number of Flowr Subscription Receipts sold in the Brokered Financing (reduced to 1.5% in respect of sales to the subscribers on the President’s List in the event that the gross proceeds of the Brokered Financing, less the portion of the Brokered Financing that forms the President’s List or is from the Lead Investor, is less than $10 million). Each Flowr Broker Warrant will entitle the holder thereof to purchase one Flowr Common Share at an exercise price of $2.60 for a period of twenty-four (24) months following the closing of the Financing;

“Flowr Options” means the stock options to purchase Flowr Common Shares granted to Flowr's directors, officers, employees, contractors and other eligible persons, of which, as of the date of this Agreement, there are 4,325,000 Flowr Options issued and outstanding, each of which is exercisable to acquire one (1) Flowr Common Share originally at an exercise price of $0.000001 per share but which exercise price will be adjusted to $0.05 per share as mandated by the TSXV, with expiry dates between December 18, 2018 and October 30, 2022;

“Flowr Plan Options” means the 7,695,530 options to purchase Flowr Common Shares granted pursuant to the Flowr Stock Option Plan. Each Flowr Plan Option is exercisable to acquire one (1) Flowr Common Share at an exercise price of $2.60 per share, with expiry dates between June 1, 2023 and August 14, 2023;

“Flowr Shares” means the shares in the capital of Flowr, including the Flowr Common Shares, the Flowr Class A Shares and the Flowr Class B Shares, and for greater certainty, for purposes of the Amalgamation, the Flowr Shares shall include any Flowr Shares issuable upon the conversion or exercise of the Flowr Convertible Securities (as defined in the Business Combination Agreement) and the Flowr Subscription Receipts immediately prior to the completion of the Business Combination;

“Flowr Shareholder” means a registered holder of Flowr Shares, from time to time, and “Flowr Shareholders” means all of such holders;

“Flowr Stock Option Plan” means the stock option plan adopted by Flowr on March 23, 2018, pursuant to which Flowr may grant 12,155,000 stock options of Flowr to certain of its employees, directors, officers and consultants;

“Flowr Subscription Receipt Agreement” means the subscription receipt agreement among Flowr, the Agents and the Subscription Receipt Agent providing for the creation of and governing the terms of the Flowr Subscription Receipts.

“Flowr Subscription Receipts” means the subscription receipts of Flowr to be issued pursuant to the Financing, each such Flowr Subscription Receipt entitling the holder thereof to receive one Flowr Common Share for no additional consideration and without further action or formality on the part of the holder thereof in accordance with the terms thereof, all in accordance with the terms of the Flowr Subscription Receipt Agreement;

“Letter of Transmittal” means a letter of transmittal to be sent to Flowr Shareholders for use in connection with the Amalgamation and in order to receive the Needle Shares to which they are entitled after giving effect to the Amalgamation;

“Needle Broker Warrants” means the broker warrants to purchase Needle Shares to be issued by the Needle to the holders of Flowr Broker Warrants in exchange for the Flowr Broker Warrants;

“Needle Name Change” means, immediately prior to the completion of the Amalgamation, a change in the name of Needle to “The Flowr Corporation” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Needle;

“Needle Options” means the stock options to purchase Needle Shares to be issued by Needle to holders of Flowr Options in exchange for Flowr Options;

“Needle Plan Options” means the stock options to purchase Needle Shares to be issued by Needle to holders of the Flowr Plan Options in exchange for the Flowr Plan Options;

“Needle Shares” means the common shares in the capital of Needle;

“Non-Brokered Financing” means the non-brokered private placement by Flowr of up to 12,827,734 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of up to $33,352,108.40;

“Lead Investor” means the subscriber providing the lead order in the Brokered Financing;

“OBCA” means the Business Corporations Act (Ontario), as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto;

“Option Conversion Agreements” means the agreements to be entered into prior to the Closing Date between Flowr, Needle and each holder of: (i) Flowr Options and Flowr Plan Options, pursuant to which the optionholders will agree to cancel all of their respective Flowr Options and Flowr Plan Options, in exchange for an equal number of Resulting Issuer Options and Resulting Issuer Plan Options, respectively; and (ii) Flower Broker Warrants, purusant to which the Agent will agree to exchange and replace all of their Flowr Broker Warrants for an equal number of Resulting Issuer Broker Warrants;

“Parties” means Flowr, Subco and Needle, and “Party” means each of them as applicable;

“Person” means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning;

“President's List” means the list prepared by Flowr, and provided to the Agents, of existing shareholders, insiders and Affiliates of Flowr participating in the Financing;

“Subco” means 2652253 ONTARIO INC., a corporation incorporated under the OBCA;

“Subco Shares” means the common shares in the capital of Subco;

“Subco Shareholder” means the registered holder of Subco Shares, being Needle; and

“Subscription Receipt Agent” means Computershare Trust Company of Canada, in its capacity as subscription receipt agent appointed pursuant to the terms of the Flowr Subscription Receipt Agreement.

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of this Agreement shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation such that the Amalgamating Corporations shall amalgamate to create and continue as Amalco under the provisions of Section 174 of the OBCA, on the terms and conditions set out in this Agreement.

4.	Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the OBCA, and in accordance with the terms and conditions of the Business Combination Agreement, including the satisfaction or waiver of all conditions precedent set forth in the Business Combination Agreement, Flowr shall cause the Articles of Amalgamation to be filed with the Director as provided under the OBCA.

5.	Conditions Precedent to the Amalgamation

The Amalgamation is subject to the satisfaction or waiver by the party entitled to make such waiver, of the conditions precedent set forth in Article 8 of the Business Combination Agreement. The signing and delivery of the Articles of Amalgamation by Flowr and Subco shall, for the purpose of this Agreement, be conclusive evidence that such conditions have been satisfied to the satisfaction of Flowr and Needle, or waived by the party entitled to make such waiver, and that Flowr and Subco may amalgamate in accordance with the provisions of this Agreement.

6.	Amalgamation Events

Pursuant to the Amalgamation, on the Effective Date:

(a)	Flowr and Subco shall be amalgamated and continue as Amalco;

(b)	each issued and outstanding Flowr Share held by each Dissenting Shareholder will become an entitlement to be paid the fair value of such share;

(c)	at the Effective Time, each issued and outstanding Subco Share shall be cancelled and replaced by one (1) fully paid and non-assessable Amalco Share;

(d)	at the Effective Time, each issued and outstanding Flowr Share (other than those held by Dissenting Shareholders) will be cancelled and replaced by one (1) fully paid and non- assessable Needle Share;

(e)	as consideration for the issuance of Needle Shares to effect the Amalgamation, Amalco shall issue to Needle one (1) Amalco Share for each Needle Share issued to the previous holders of Flowr Shares;

(f)	at the Effective Time, pursuant to the Option Conversion Agreements:

(i)

all of the outstanding Flowr Options that are not exercised prior to the Effective Time shall be cancelled and the holders thereof shall be issued one (1) Needle Option for each one (1) outstanding Flowr Option;

(ii)

all of the outstanding Flowr Plan Options that are not exercised prior to the Effective Time shall be cancelled and the holders thereof shall be issued one (1) Needle Plan Option for each one (1) outstanding Flowr Plan Option; and

(iii)

all of the outstanding Flowr Broker Warrants that are not exercised prior to the Effective Time shall be cancelled and the holders thereof shall be issued one (1) Needle Broker Warrant for each one (1) outstanding Flowr Broker Warrant;

(j)

all of the property and assets of each of Flowr and Subco shall be the property and assets of Amalco and Amalco shall be liable for all of the liabilities and obligations of each of Flowr and Subco, including civil, criminal and quasi criminal, and all contracts, liabilities and debts of Subco and Flowr;

(k)

all rights of creditors against the property, assets, rights, privileges and franchises of Subco and Flowr and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Subco and Flowr shall thenceforth attach to and be enforced against Amalco;

(l)

no action or proceeding by or against Subco or Flowr shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of Subco or Flowr, as the case may be; and

(m)	Amalco will be a wholly-owned subsidiary of Needle.

7.	Articles of Amalgamation

The Articles of Amalgamation of Amalco shall be in the form annexed hereto as Exhibit “A”.

8.	Name

The Name of Amalco shall be “The Flowr Group Inc.”, or such other name as mutually agreed to by the Parties.

9.	Registered Office

Until changed in accordance with the OBCA, the registered office of Amalco shall be 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3.

10.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of Amalco Shares, the rights, privileges, restrictions and conditions attaching to which shall be as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

11.	Share Transfer Restrictions

The Amalco Shares shall be subject to restrictions on transfer as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

12.	Business

There shall be no restrictions on the business which Amalco is authorized to carry on or the powers which Amalco may exercise.

13.	Number of Directors

The board of directors of Amalco shall consist of not less than one (1) and not more than ten (10) directors, the exact number of which shall be determined by the directors from time to time.

14.	First Directors

The first directors of Amalco shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
Thomas Flow	9590 McCarthy Road Kelowna, BC V4V 1R2	Yes
David Towill	Suite 700 - 1708 Dolphin Avenue Kelowna, BC V1Y 9S4	Yes
Lyle Oberg	9590 McCarthy Road Kelowna, BC V4V 1R2	Yes
David Miller	1450 Broadway 40th Floor, New York, NY	No
Steve Klein	1450 Broadway 40th Floor, New York, NY	No

The above directors shall hold office from the Effective Date until the first annual meeting of Amalco Shareholders or until his successor is elected or appointed.

15.	By-laws

The by-laws of Amalco shall be, to the extent not inconsistent with this Agreement, the by-laws of Flowr, until repealed or amended. The by-laws Amalco shall be available for examination at the registered office of Amalco during normal business hours.

16.	Fractional Shares

No fractional Needle Shares will be issued or delivered to any former Flowr Shareholders in connection with the Amalgamation. Where the Amalgamation would otherwise result in a Flowr Shareholder being entitled to a fractional share, the number of Needle Shares issued to such Flowr Shareholder shall be rounded down to the next lesser number of the Needle Shares.

17.	Stated Capital

The stated capital account in the records of Amalco for the Amalco Shares shall be equal to the stated capital attributed to the Flowr Shares (other than those held by Dissenting Shareholders) and the Subco Shares, determined immediately before the Amalgamation.

The stated capital account in the records of Needle for the Needle Shares shall be increased by the amount of the stated capital attributed to the Flowr Shares (other than those held by Dissenting Shareholders), determined immediately before the Amalgamation.

18.	Delivery of Securities Following Amalgamation

As soon as practicable after the Effective Date:

(a)

Amalco shall issue a certificate representing the appropriate number of Amalco Shares registered in the name of Needle. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by Needle will be evidence of Needle’s right to be registered as the sole shareholder of Amalco. Share certificates formerly representing Subco Shares shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof; and

(b)

in accordance with normal commercial practice, Needle shall issue or cause to be issued certificates or electronic positions within CDS representing the appropriate number of Needle Shares (post-Needle Name Change) to the former Flowr Shareholders (other than Dissenting Shareholders) by: (i) depositing such Needle Shares with the Depositary and/or the electronic positions representing such Needle Shares with CDS, as applicable, to satisfy the consideration issuable to such Flowr Shareholders; and (ii) as soon as reasonably practicable after the Effective Date, causing the Depositary to forward to, or hold for pick-up by, each former Flowr Shareholder that submitted a duly completed Letter of Transmittal or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the Flowr Shares held by such Flowr Shareholder or such other evidence of ownership of such Flowr Shares as is satisfactory to the Depositary, acting reasonably, (A) the certificates representing the Needle Shares to which such Flowr Shareholder is entitled, in accordance with its Letter of Transmittal, or (B) confirmation of a non-certificated electronic position transfer in CDS representing the Needle Shares to which such Flowr Shareholder is entitled, in accordance with its Letter of Transmittal. Share certificates formerly representing Flowr Shares shall cease to represent any claim upon or interest in Flowr other than the right of the registered holder to receive the number of Needle Shares to which it is entitled pursuant to the terms hereof, or in the case of a Dissenting Shareholder, to receive the fair market value of such shares in accordance with the terms hereof.

19.	Negative Covenants

From the date hereof up to and including the Effective Date, each of Flowr, Subco and Needle covenants that it will not:

(a)

reserve, allot, create, issue or distribute any of its securities, other than: (i) securities issuable upon the exercise, conversion or exchange of previously issued securities including, in the case of Flowr, the Flowr Convertible Securities (all as defined in the Business Combination Agreement); or (ii) the Flowr Subscription Receipts as described in the Business Combination Agreement;

(b)

declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c)

authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d)

reclassify any outstanding securities or change such securities into other shares or securities or subdivide, redivide, reduce, combine or consolidate such securities into a greater or lesser number of securities, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to such securities, other than in order to effect the transactions described in the Business Combination Agreement;

(e)	amend its articles or by-laws, other than in order to effect the transactions described in the Business Combination Agreement; or

(f)	enter into any transaction out of the ordinary course of its business, other than in order to effect the transactions described in the Business Combination Agreement.

20.	Termination

Subject to the terms of the Business Combination Agreement, this Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation. If this Agreement is terminated pursuant to this section, this Agreement shall forthwith become void and of no further force and effect.

21.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

22.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Amalgamation Agreement.

23.	Time of the Essence

Time shall be of the essence of this Agreement.

24.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

25.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the day and year first above written.

THE NEEDLE CAPITAL CORP.

By:
Name:
Title:

2652253 ONTARIO INC.

By:
Name:
Title:

THE FLOWR CORPORATION

By:
Name:
Title:

AMALGAMATION AGREEMENT - SIGNATURE PAGE

EXHIBIT “A”
ARTICLES OF AMALGAMATION

(TO BE INSERTED)

SCHEDULE "B"

FLOWR AND RESULTING ISSUER OPTIONS AND WARRANTS

REDACTED